August 25, 2025

Jeffrey D. Pribor
Chief Financial Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, New York. 10016

        Re: International Seaways, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2024
            Filed February 27, 2025
            File No. 001-37836
Dear Jeffrey D. Pribor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation